Exhibit 99.5

RNS Number:2729O
Wolseley PLC
20 December 2006

NEWS RELEASE
20 December 2006

Wolseley plc
Acquisitions update
£27 million spent on six acquisitions taking total for bolt on acquisitions for the year so far to £262 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today six further bolt on acquisitions for an aggregate consideration of £27 million. In a full year, these bolt on acquisitions are expected to add approximately £57 million in additional revenue.

Since the beginning of the financial year on 1 August 2006, a total of twenty five bolt on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £262 million. These twenty five acquisitions are expected to add approximately £444 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £175 million. In addition, on 25 September 2006, Wolseley plc completed the acquisition of DT Group (formerly known as Danske Traelast)for an estimated consideration of £1,353 million which brings aggregate acquisition spend for the year to £1,615 million.

North America

On 27 November 2006, Wolseley Canada acquired Hudson Plumbing Supplies Limited ("Hudson") from Jim McKendry and Kevin Grant. Hudson is a distributor of plumbing parts operating from three locations in the Greater Toronto area. In the year ended 31 December 2005, Hudson had revenue of CAD$6.7 million (£2.9 million) and gross assets of CAD$2.7 million (£1.2 million) at that date.

On 4 December 2006, Ferguson acquired the assets of Onda-Lay Pipe & Rental, Inc. ("Onda-Lay") from a large number of individual shareholders. Onda-Lay operates from three locations, Midland (Texas), Hobbs (New Mexico) and Damascus (Arkansas) distributing polyethylene pipe products, fibreglass pipe products and providing installation services. In the year ended 31 December 2005, Onda-Lay had revenue of $38.3 million (£19.5 million) and gross assets of $6.7 million (£3.4 million) at that date.

On 11 December 2006, Ferguson acquired T'N'T Sales, Inc. trading as Page's Appliances ("Pages") from Terry Page and Tom Styer. Pages is a leading independent appliance dealer operating from Albuquerque and Santa Fe, Central New Mexico. In the year ended 30 June 2006, Pages had revenue of $10.3 million(£5.2 million) and gross assets of $0.8 million (£0.4 million) at that date.

On 15 December 2006, Stock Building Supply ("Stock") acquired Tonto Verde Construction, Inc. and Precision Forest Products, LLC ("Tonto") from Ted Brooks and Eric Mitchell. Tonto is a framing contractor supplying the Phoenix, Arizona residential housing market. This is Stock's first entry into the Phoenix housing market which has consistently been one of the top five housing markets, as measured by the number of housing starts, over the last few years and is expected to maintain this position for the foreseeable future. In the year ended 31 December 2005, Tonto had revenue of $37.3 million (£19.0 million) and gross assets of $0.7 million (£0.4 million) at that date.

Europe

On 1 September 2006, PBM acquired Atout K-RO ("Atout") from Richard Mas and Alex Lucas. Atout is a specialist ceramic tiles distributor operating from a single location in Perpignan, Southern France. In the year ended 31 March 2006, Atout had revenue of €9.4 million (£6.3 million) and gross assets of €0.3 million(£0.2 million) at that date.

On 1 December 2006, PBM acquired Etablissments Pochon Felix ("Pochon") from Socamo. Pochon is a generalist builders' merchant based in the Rhone Alpes region of France and is run from two outlets, Bourg en Bresse and Pont de Vaux. In the year ended 31 March 2006, Pochon had revenue of €5.7 million (£3.8 million) and gross assets of €1.0 million (£0.7 million) at that date.

The divisional split of the total acquisition spend since 1 August 2006 is:

Division	No. of Acquisitions	Spend £ Million

Europe	11	66
North America	14	196
TOTAL BOLT ONS	25	262
Acquisition of DT Group	1	1,353

TOTAL ACQUISITION SPEND	26	1,615

Chip Hornsby, Group Chief Executive of Wolseley said:

"We are pleased to announce these six bolt on acquisitions which further strengthen our existing business in Europe and North America. Bolt-on acquisitions like these continue to be an important part of our successful growth strategy."

ENQUIRIES:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisitions noted above:

£1 = $1.96, £1 = €0.67, £1 = CAD$2.27

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 79,000 employees operating in 27 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico and Barbados. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

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